

April 15, 2011

David Roberts
Chief Executive Officer
Alexander Mortgage REIT, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

>   **Re: Alexander Mortgage REIT, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed April 5, 2011**
>   **File No. 333-172656**

Dear Mr. Roberts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Historical Performance of Angelo, Gordon, page 105

1.   We note that your narrative discussion of your sponsor's prior MBS programs appears to cover less than the 10 years referenced in Item 8.A.1 of Industry Guide 5 for guidance. Please revise or advise. In addition, please revise the narrative disclosure to identify whether the programs discussed were public or private programs.

2.   We note your disclosure regarding your sponsor's separate accounts. Please advise us why these separate accounts were not "programs" for purposes of Industry Guide 5.

3.   On page 108, you stated that the performance of the funds managed by Angelo, Gordon was adversely affected by difficult market conditions, particularly during 2008 and 2009. Please advise us whether the prior programs discussed in the narrative suffered any major adverse business developments or conditions. If so, please provide more detail regarding these developments, including quantitative data if applicable. Refer to Item 8.A.2 of Industry Guide 5 for guidance.

Table III, page 111

4.   Please revise the table to disclose total assets and leverage.

5.   You disclose that cash generated from sales of investments is included in cash from operations, but you have not separately disclosed this amount. Please tell us how you have complied with the requirement to disclose 'cash generated from sales' in accordance with Guide 5. Please advise or revise as appropriate.

6.   We note that you have included 'Equity in net income of limited liability company/partnership' in the table. You also disclose that you follow GAAP for investment companies. Please describe this investment and tell us your basis for accounting for it using the equity method of accounting.

Underwriting, page 170

Other Relationships, page 174

7.   We note your response to comment 18 of our comment letter dated April 1, 2011. Please revise your disclosure to clearly identify each underwriter that has a material relationship with you and state the nature of the relationships or advise.

Note 3 – Significant Accounting Policies, page F-4

8.   We note that you may be required to refund your Manager's partial payment of the underwriting discount. Please expand your disclosure to discuss the details of this contingent arrangement as well as your related accounting policy.

Note 4 – Subsequent Events, page F-4

9.   Please disclose the amount of organizational and offering costs incurred to date including those that have been incurred on your behalf and clarify if they will be reimbursed from the proceeds of the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Jessica Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director